18400 Von Karman Avenue Suite 800 Irvine, CA 92612 949.760.1121 Phone 949.720.0182 Fax 949.224.6427 Direct mlucar@buchalter.com

October 30, 2020

Via sec submission

Jonathan Burr

Erin E. Martin
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
Washington, D.C. 20549

Re:	CF Fund II, LLC Offering Statement on Form 1-A Post Qualification Amendment No. 4 (File No. 024-10732)

Dear Mr. Burr and Ms. Martin:

This letter is submitted on behalf of CF Fund II, LLC, a Pennsylvania limited liability company (the “Company”) in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in our letter dated October 13, 2020 (the “Comment Letter”) in connection with the Company’s amended Offering Statement on Form 1-A (the “Offering Statement”), as filed with the Commission on August 4, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We note your response to comment 1 and the hyperlink to your Post-Qualification Amendment No. 2. It appears that the section that you hyperlinked includes a discussion of your financial condition and results of operations for the year ended December 31, 2019. Please revise to include a discussion of your financial condition and results of operations for the year ended December 31, 2018 or incorporate the discussion by reference.

Response: We have corrected the hyperlink to link to the financial condition and results of operations of the Company for the year ended December 31, 2018.

The Company does not intend to use any brokers-dealers to sell securities to investors. Therefore, no participants are required to clear their compensation arrangements with FINRA.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter.  Please contact me at mlucar@buchalter.com or (949) 224-6427 should you have any questions.

Very truly yours,

BUCHALTER
A Professional Corporation

By:	/s/ Melissa L. Lucar
Melissa L. Lucar

MLL